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19006096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FEB 28 2019
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SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (312) 381-9523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Sullivan
Signature

Chief Financial Officer
Title

Kim M. Byrne
Notary Public

KIM M BYRNE
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 5, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities LLC

Statement of Financial Condition

December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Building a better
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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Aon Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aon Securities LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

February 27, 2019

Aon Securities LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 20,701,959
Demand note receivable from affiliate	201,744,971
Receivable from affiliates	561,999
Receivable from customers	323,160
Interest receivable	33,580
Prepaid expenses	14,787
Total assets	$ 223,380,456
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 249,905
Income taxes payable to affiliate	232,437
Accounts payable and accrued expenses	26,658
Total liabilities	509,000
Total member's equity	222,871,456
Total liabilities and member's equity	$ 223,380,456

See notes to financial statements.

Aon Securities LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Operations

Aon Securities LLC (the Company) (formerly Aon Securities Inc.), a Delaware limited liability company, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is also registered with the Ontario Securities Commission, the Municipal Securities Regulatory Board, and all 50 states' securities commissions. The Company is also a registered introducing broker, swap firm, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association.

On December 19, 2018, the Company completed a corporate restructuring whereby Aon Securities Inc. was merged into Aon Securities LLC, a Delaware limited liability company that was newly formed on September 11, 2018 to facilitate this restructuring.

Due to the commonality of ownership and control between the two companies, the transaction has been accounted for as a transaction between entities under common control and the accompanying financial statements include the assets, liabilities and the results of operations at carrying amounts as though the transaction and exchange of equity interest has occurred at the beginning of the year presented.

The Company is owned by Aon Group, Inc. with 95% of that ownership on a direct basis and 5% indirectly through AS Holdings Inc., a Delaware corporation, which itself is wholly owned by Aon Group Inc. Aon Group Inc. is an indirect wholly owned subsidiary of Aon Corporation which, in turn, is a wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC (Pershing) and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc (Raymond James).

1. Organization and Operations (continued)

PathWise Solutions Group provides advice, consulting, and other services to assist insurance companies in the management of their portfolios of variable annuities. These services may include the sale of licenses to use the Company's proprietary software. On December 20, 2018, the Company sold its interest in the PathWise Solutions Group to PathWise Solutions LLC for $2,063,232 representing the net book value of PathWise Solutions Group at the time of sale. PathWise Solutions LLC is a wholly owned affiliate owned by Aon Group, Inc.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value. At December 31, 2018, the Company had $127,971 of restricted cash on deposit with Pershing and Raymond James that is included in its cash and cash equivalents balance. This balance relates to the minimum amount held by these clearing brokers pursuant to the contract the Company has with each firm.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

Segment Information

The Company operates as one segment that includes all of its capital market and broker-dealer activities, and until its sale on December 20, 2018, had also included the PathWise Solutions Group. The Company's reportable operating segment has been determined using a management approach. In concert with other relevant information available, the Chief Operating Decision Maker (the "CODM") assesses the performance of the Company and allocates resources based on this one segment.

Recently Issued Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-18, Restricted Cash. This ASU amends the guidance in Accounting Standards Codification ("ASC") Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU requires that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity is required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity is required to disclose information regarding the nature of the restrictions. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted. ASU 2016-18 was implemented for the Company's fiscal year ending December 31, 2018. The adoption of AS 2016-18 changed the manner in which restricted cash and restricted cash equivalents are presented in the Company's financial statements.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In February 2016, FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted the leases standard as of January 1, 2019 using the modified retrospective method of adoption. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the company did not have leases identified on their contracts.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company adopted the revenue recognition standard as of January 1, 2018. The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, the Company did not expect the adoption of this standard to impact net interest revenue. The Company did not identify any material changes in the timing of revenue recognition. The Company selected a modified retrospective transition method, the adoption of this standard did not have an impact on its financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements.

3. Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC Topic 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2018, investments in money market mutual funds with a fair value of $18,521,863 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Income Taxes

The Company is included in Aon Corporation's consolidated federal income tax return and all state income tax returns where it is required. Federal and state income taxes have been provided for at an agreed-upon rate, which approximates the amounts that would be due if the Company was filing separate returns. The difference between the statutory tax rate of 21% and the Company's effective tax rate of 27% is due to state income taxes.

The Company has no unrecognized tax benefits. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits, if any, in its provision for income taxes.

4. Income Taxes (continued)

The Company has concluded all US federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005. The years that follow are open for examination by various tax authorities.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Reform Act") was enacted. The Tax Reform Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The Tax Reform Act did not have a material impact on the Company's financial statements in 2017.

As a result of the corporate restructuring effective on December 19, 2018 whereby Aon Securities Inc. was merged into Aon Securities LLC, the Company became a pass through partnership rather than a tax paying entity. All tax balances have been settled with Aon Corporation through November 30, 2018. The remaining liability at December 31, 2018 is expected to be settled in the first quarter of 2019.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2018, the note has a balance of $201,744,971. The note accrues interest at a variable rate of One Month US Dollar LIBOR plus 0.1 percent, which was 2.48% at December 31, 2018. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand.

Payables to affiliates arise when insurance commissions due to an affiliate are initially collected by the Company. Such amounts are generally settled on a quarterly basis. Intercompany receivables and payables with the same affiliate are presented on a net basis. The amounts of $561,999 and $249,905 are presented as receivable from affiliates and payable to affiliates, respectively, at December 31, 2018. Included in the intercompany receivable balance at December 31, 2018 is $538,058 owed to the Company related to the sale of the PathWise Solutions Group.

5. Related-Party Transactions (continued)

In February, 2018 and March 2018, the Company borrowed $22,000,000 and $107,000,000, respectively, from Aon Corporation on an unsecured one-day loan to fund an underwriting. There were no outstanding borrowings at December 31, 2018.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2018, net capital was $19,773,946, which was $19,673,946 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.026 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Other Matters

The Company is a party to various administrative proceedings, legal actions and claims. Based on investigations to date and advice from legal counsel, the Company believes that any such legal actions are without merit. While the ultimate results of any such proceedings against the Company cannot be predicted with certainty, the Company believes that the resolution of any of these matters will not have a material adverse effect on its financial position or results of operations.

8. Subsequent Events

On January 28, 2018, the Company advanced an additional $9.8 million to Aon Corporation under the demand note agreement.

The Company has evaluated subsequent events through February 27, 2019, the date these financial statements were issued, with no other events noted that would require recognition or disclosure in the financial statements.